September 6, 2019

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, DC 20549

Attention:
Mark Brunhofer
Sharon Blume

Re: Avadel Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 15, 2019
File No. 001-37977

Ladies and Gentlemen:

Avadel Pharmaceuticals plc (“Avadel”, the “Company”, “we”, “us” or “our”) submits this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 28, 2019 (the “Comment Letter”) with respect to the above-referenced filing.

For ease of reference, we have repeated the Staff’s comments in bold italics, followed by our responses below the comments.

Unapproved Marketed Drug (“UMD”) Products, page 6

1. In a risk factor on page 20 and in Note 21 to the Notes to the Consolidated Financial
Statements on page 95 you disclose the customer concentration related to your product sales. Please address the following:

•	Tell us the names of each customer identified as Customer A, B, C and D in the table on page 95.

Customers A, B, C and D are McKesson Corporation, Cardinal Health, Inc., AmerisourceBergen Corporation, and Pharmedium, respectively.

•	Tell us why sales to Customer D dropped from 30.8% of all revenues in 2017 to 9.3% in 2018 and your consideration for disclosing the cause in your filing.

Sales to customer D dropped from 30.8% of all revenues in 2017 to 9.3% in 2018 due primarily to certain operational issues at this customer. These operational issues caused this customer to reduce its demand for our products which resulted in a reduction in 2018 revenues when compared to 2017.

The Company has described the causal factors and trends as to why revenue decreased in 2018 when compared to 2017 within Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of the Form 10-K for the fiscal year ended December 31, 2018. Rather than discussing the causal factors as to why revenues at certain customers increase or decrease year over year, we describe in our periodic filings and in other investor communication materials the causal factors for increases or decreases in revenue by product, which we believe to be more meaningful, relevant and sufficient to our investors. As stated in the Company’s MD&A within the Form 10-K for the fiscal year ended December 31, 2018, revenues of all products decreased when compared to 2017 due primarily to increased competition, which caused a reduction in both the prices and unit volumes of our products in 2018. This same reason is primarily responsible for the decreases in the revenues we derived in 2018 from each of our customers as well compared with 2017 revenues. In future filings, if there are significant increases or decreases to revenues at one of our named customers that warrants an explanation other than what has been described above, the Company will consider additional disclosure in its filing.

•	Represent to us that you will disclose the names of all customers accounting for at least 10% of consolidated revenues in future Forms 10-K as required by Item101(c)(1)(vii) of Regulation S-K.

We will disclose the names of all customers accounting for at least 10% of consolidated revenues in future Forms 10-K as required by Item 101(c)(1)(vii) of Regulation S-K.

We acknowledge our responsibility for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any further questions or comments to me. I can be reached at 636-449-1830.

Very truly yours,

AVADEL PHARMACEUTICALS, PLC

/s/ MICHAEL F. KANAN
_______________________
Michael F. Kanan
Senior Vice President and Chief Financial Officer